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Filed by Riverwood Holding, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Riverwood Holding, Inc.
Commission File No.: 333-104928
NEWS RELEASE
Graphic Packaging Corporation
4455 Table Mountain Drive Golden, Colorado 80403 Telephone: 303-215-4600 Fax: 303-273-1571 www.graphicpackaging.com	Contact: Gardner Edgarton Tel: 303-215-4619 edgartong@graphicpkg.com

Graphic Packaging Sets August 7, 2003 for Special Meeting of
Shareholders to Vote on Merger with Riverwood

        Golden, Colorado, July 18, 2003—Graphic Packaging International Corporation (NYSE:GPK) announced today that it will hold a special meeting for its shareholders on August 7, 2003 to consider and vote on the proposed merger with Riverwood Holding. The meeting will be held at 9:00 am MDT at the Company's headquarters, 4455 Table Mountain Drive in Golden, Colorado. Shareholders of record on July 18, 2003 will be entitled to vote at this special meeting.

        The company also announced that the Securities and Exchange Commission has declared Riverwood's registration statement on Form S-4 effective July 17, 2003. The Riverwood registration statement includes Graphic Packaging's proxy statement that the Company is mailing to shareholders on July 18, 2003.

        As previously announced, Graphic Packaging International Corporation and Riverwood Holding have proposed to merge the two entities to create Graphic Packaging Corporation, a leading global paperboard packaging company with annual revenues of approximately $2.3 billion.

About Graphic Packaging International Corporation

        Graphic Packaging International Corporation, with 2002 revenues of approximately $1.1 billion, is North America's leading folding carton packaging supplier to the food, beverage and other consumable products markets. The company's customers include some of the most instantly recognized companies in the world. Graphic Packaging operates one large recycled paperboard mill and 19 modern converting facilities as well as three research and design centers located throughout the nation. The company holds over 150 U.S. patents for its printing and package converting processes. Additional information about the company can be found at www.graphicpkg.com.

Forward Looking Statements

        It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, or the enterprise value, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood's and Graphic Packaging's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

        In connection with the proposed transaction, on July 17, 2003, Riverwood filed an amendment to its Registration Statement on Form S-4 (registration no. 333-104928) with the SEC containing a definitive proxy statement/prospectus of Graphic Packaging and Riverwood and other relevant documents. The proxy statement/prospectus was mailed to shareholders of Graphic Packaging on or about July 18, 2003. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the proxy statement/prospectus and other relevant documents filed with the SEC free of charge at the SEC's website at www.sec.gov. In addition, copies of the proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gardner Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 814 Livingston Court, Marietta, Georgia 30067, Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935.

Participants in Solicitation

        Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging's shareholders in connection with the proposed transaction. Information concerning Graphic Packaging's directors and executive officers is set forth in Graphic Packaging's proxy statement dated March 31, 2003, for the 2003 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood's directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2002 filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging's stockholders in connection with the proposed transaction by reading the proxy statement/prospectus. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

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Graphic Packaging Sets August 7, 2003 for Special Meeting of Shareholders to Vote on Merger with Riverwood